UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File No. 000-50116

SILVERMEX RESOURCES INC.
(Translation of registrant's name into English)

Suite 1210 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [           ]   Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits

99.1	Amended Management’s Discussion and Analysis of the Registrant for the fiscal year ended December 31, 2011
99.2	Form 52-109F1R Certification of Refiled Annual Filings – CEO
99.3	Form 52-109F1R Certification of Refiled Annual Filings – CFO
99.4	Amended Annual Information Form of the Registrant for the year ended December 31, 2011
99.5	Restated audited annual financial statements of the Registrant and the notes thereto for the fiscal years ended December 31, 2011 and 2010, together with the independent auditor’s report thereon
99.6	News release dated July 3, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2012	Silvermex Resources Inc.
(Registrant)

	By:	/s/ Duane Nelson
Duane Nelson
	Title:	Chief Executive Officer & Director